Filed by Canopius Group Limited
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Tower Group, Inc.
Commission File Number: 000-50990
Date: August 21st, 2012

PRESS RELEASE
21 August 2012

CANOPIUS ANNOUNCES COMPLETION OF OMEGA ACQUISITION

Canopius Group Limited (“Canopius”), a leading specialist (re)insurance underwriting business, today announces the completion of the acquisition of Omega Insurance Holdings Limited (“Omega”).  The acquisition extends the global footprint of Canopius and substantially enhances its scale by increasing annualised premium income to more than £1billion.

Omega was a UK-listed, Bermuda-domiciled insurance and reinsurance group with operations at Lloyd’s, via Syndicate 958, and in Bermuda, the US and Germany.  These platforms will be integrated into Canopius under the Canopius brand.

Michael Watson, Executive Chairman said "The acquisition of Omega represents a significant acceleration of our ambition to establish Canopius as a global and well diversified insurance group.  Our premiums under management now exceed £1 billion and we are firmly positioned as a top ten business at Lloyd’s.  However this does not curtail our ambition and we will develop further profitable growth as opportunities arise, whether organically or through acquisitions.

As part of Canopius, the successful Syndicate 958 will be revitalised and have a secure and stable future.  We welcome our new colleagues to Canopius."

- Ends -

For further information please contact:

Michael Watson, Canopius +44 20 7337 3700

David Haggie/ Louise Bucknell, Haggie Financial +44 20 7417 8989

Notes to Editors:

1.	Canopius Group Limited is a privately-owned international insurance and reinsurance group with operations in the UK, Ireland, Germany, Switzerland, Bermuda, US, Singapore and Australia.

2.	Canopius is owned 85% by Bregal Capital LLP, a private equity company; 11% by Tower Group, Inc. (US property and casualty insurer); and 4% by management.

3.	Canopius Group comprises the following strategic business units:

Global Property
•	Direct and facultative commercial property
•	North American excess and surplus lines binding authorities
•	Property treaty reinsurance

Global Specialty
•	Marine and energy insurance
•	Marine treaty reinsurance
•	Casualty, including professional indemnity, financial institutions and excess casualty
•	Casualty treaty reinsurance
•	Construction and engineering
•	International accident & health
•	Crisis management, including product contamination, war, sabotage & terrorism, aviation war and kidnap & ransom
•	Political risk, including expropriation, contract frustration, aircraft repossession and structured trade credit

UK Retail Insurance
•	UK household
•	UK specialist property/ niche personal lines
•	UK commercial combined for the SME sector
•	UK casualty, including accident & health and professional indemnity
•	UK motor including personal, commercial and specialist vehicles

Additional Information and Where to Find It

In connection with this proposed transaction, Tower Group, Inc. ("Tower") and Canopius Holdings Bermuda Limited will file a joint proxy statement/prospectus with the United States Securities and Exchange Commission (the “SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the proxy statement/prospectus and all relevant documents filed by Tower with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Tower, from Tower directly at 120 Broadway (31st Floor), New York, NY 10271, (212) 655-2000; email: info@twrgrp.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Tower may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Tower’s stockholders under the rules of the SEC is set forth in public filings filed by Tower with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Tower’s participants in the solicitation is contained in Tower’s Proxy Statement on Schedule 14A, filed with the SEC on March 16, 2012.